                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Nichols 401(k) Savings Plan for Hourly Employees


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX  77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Nichols 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Nichols 401(k) Savings Plan for Hourly Employees ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

May 25,2001

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                     DECEMBER 31,
                                                          ----------------------------
                                                             2000              1999
                                                          -----------      -----------
Assets:
              Investments at fair value (see Note C)      $22,264,190      $20,822,972

              Participant loans                               930,540          777,265

              Employee contributions receivable                80,335           90,954
              Employer contributions receivable                74,884           79,614
                                                          -----------      -----------
                                                              155,219          170,568
                                                          -----------      -----------

Net assets available for benefits                         $23,349,949      $21,770,805
                                                          ===========      ===========




                       See notes to financial statements.

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                           DECEMBER 31,
                                                                  -------------------------------
                                                                     2000                1999
                                                                  ------------       ------------
Investment income:
              Interest and dividends                              $  1,746,101       $  1,594,367
              Net appreciation  (depreciation) in fair value
                of investments (see Note C)                         (1,699,342)         1,614,744
                                                                  ------------       ------------
                                                                        46,759          3,209,111
                                                                  ------------       ------------

Contributions:
              Employer (net of forfeitures)                            873,415            789,795
              Employee                                               1,050,475          1,006,744
                                                                  ------------       ------------
                                                                     1,923,890          1,796,539
                                                                  ------------       ------------

Interest on participant loans                                           68,620             61,177
                                                                  ------------       ------------
                   Total additions                                   2,039,269          5,066,827
                                                                  ------------       ------------

Benefit payments                                                       361,834            649,264
Administrative fees (see Note D)                                         3,440              3,029
                                                                  ------------       ------------
                   Total deductions                                    365,274            652,293
                                                                  ------------       ------------

Transfers between plans (see Note G)                                   (94,851)           291,816
                                                                  ------------       ------------

Increase in net assets available
  for benefits                                                       1,579,144          4,706,350

Net assets available for benefits:
              Beginning of year                                     21,770,805         17,064,455
                                                                  ------------       ------------
              End of year                                         $ 23,349,949       $ 21,770,805
                                                                  ============       ============






                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               December 31, 2000



                                                                   Shares/                           Current
                                                                  Par Value          Cost             Value
                                                                 -----------      -----------      -----------
*   Fidelity Puritan Fund                                             11,279      $   214,676      $   212,374
*   Fidelity Magellan Fund                                            30,541        3,116,308        3,643,557
*   Fidelity Contrafund                                               43,742        2,116,890        2,150,778
*   Fidelity Growth & Income Fund                                     97,426        3,362,635        4,101,643
*   Fidelity Independence Fund                                       138,806        3,572,649        3,055,120
*   Fidelity Overseas Fund                                             6,683          245,403          229,684
*   Fidelity Balanced Fund                                            63,940          945,965          971,244
*   Fidelity Blue Chip Fund                                           10,354          570,076          533,566
*   Fidelity Asset Manager Fund                                       20,251          350,647          340,621
*   Fidelity Low-Priced Stock Fund                                     3,265           77,632           75,483
*   Fidelity Government Money Market Fund                          3,725,625        3,725,625        3,725,625
    Templeton Foreign Fund                                            11,220          115,760          116,015
    Neuberger & Berman Partners Trust Fund                               908           16,059           15,339
                                                                                  -----------      -----------
                Total Mutual Fund Assets                                           18,430,325       19,171,049

*   Quanex Corporation unitized common stock                         208,504        1,900,180        2,005,813
*   Fidelity Common/Commingled trust                               1,087,328        1,087,328        1,087,328
    Participant loans (bearing interest rates from
       7.85% to 9.50%, maturing within five to seven years)                           930,540          930,540

                                                                                  -----------      -----------
                Total Investments                                                 $22,348,373      $23,194,730
                                                                                  ===========      ===========



* Party-in-interest

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999



A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols 401(k) Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, sponsored by Quanex Corporation (the "Company") and Nichols Aluminum - Alabama, Inc., was established on October 1, 1987 and was amended and restated in its entirety in June 1999. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa and Decatur, Alabama facilities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

                  Effective January 1, 1999, the name of the Plan was changed to the Nichols 401(k) Savings Plan for Hourly Employees. Effective July 1, 1999, the Decatur Aluminum Corp. Hourly Employees' 401(k) Retirement Plan was merged into the Plan.

         (2) Contributions. Participants may elect to reduce the current level of their compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least one year of service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays administrative expenses of the Plan, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.


C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.


                                                              December 31, 2000               December 31, 1999
                                                           Shares          Amount          Shares           Amount
                                                          ---------      -----------      ---------     -------------
        Fidelity Magellan Fund                               30,541      $ 3,643,557         29,295     $ 4,016,271
        Fidelity Contrafund                                  43,742        2,150,778         38,197       2,292,618
        Fidelity Growth and Income Fund                      97,426        4,101,643        100,174       4,724,223
        Fidelity Independence Fund                          138,806        3,055,120         15,044         388,898
        Fidelity Government Money Market Fund             3,725,625        3,725,625      3,893,899       3,893,899
        Quanex unitized common stock                        208,504        2,005,813        123,802       1,525,235
        Common / Commingled Trust                         1,087,328        1,087,328      1,594,176       1,594,176


         During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:


                                     2000               1999
                                  -----------       -----------
Fidelity mutual funds             $(1,678,080)      $ 1,049,447
Quanex unitized common stock          (21,262)          565,297
                                  -----------       -----------
                                  $(1,699,342)      $ 1,614,744
                                  ===========       ===========

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,440 and $3,029 for the years ended December 31, 2000 and 1999, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2000 and 1999, the value of Quanex Corporation common stock held by the Plan was $2,005,813 and $1,525,235, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated June 18, 1993. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         Account balances and participant loans of $94,851 were transferred from the Plan to the Nichols 401(k) Savings Plan in plan year 2000.

         The assets and participant loans of the Decatur Aluminum Corp. Hourly Employees' 401(k) Retirement Plan, totaling $291,816, were transferred to the Plan on July 1, 1999.

H.       SUBSEQUENT EVENTS

         Effective July 1, 2001, the union employees of Temroc Metals, Inc. will become participants of the Plan. The assets of the Temroc Metals, Inc. Bargaining Unit Employees' 401(k) Plan will be transferred to the Plan on July 2, 2001.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             Nichols 401(k) Savings Plan for Hourly Employees



Date:  June 22, 2001                       /s/ Viren M. Parikh
                                           -------------------
                                           Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
23.1     Independents Auditor's Consent